Exhibit 99.2

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy
and log-on using the below control number. Polls will close at 9:00 a.m. (Eastern Time) on December 13, 2021.

CONTROL #

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY EMAIL

Mark, sign and date your proxy card and return it to vote@vstocktransfer.com.

VOTE IN PERSON

If you would like to vote in person, please attend the 2021 Annual Meeting to be held on December 15, 2021 at 9:00 a.m. (Eastern Time).

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

2021 Annual General Meeting of Shareholders Proxy Card – Ebang International Holdings Inc.

▼          DETACH PROXY CARD HERE TO VOTE BY MAIL          ▼

(1)	As an ordinary resolution, to elect five (5) members of the Company’s board of directors, each to serve until the next annual general meeting of shareholders or until their successors are elected and qualified or until their earlier resignation or removal (“Proposal 1”).

	☐	FOR ALL NOMINEES LISTED BELOW	☐	WITHHOLD AUTHORITY TO VOTE FOR
		(except as marked to the contrary below)		ALL NOMINEES LISTED BELOW

INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES’ NAMES BELOW:

01 Dong Hu	02 Chunjuan Peng	03 Yanqing Gao
04 Tingjie Lyu	05 Mingming Su

(2)	As an ordinary resolution, to approve, ratify and confirm the re-appointment of MaloneBailey, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021 (“Proposal 2”).

☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN

(3)	As an ordinary resolution, to approve a proposal to adopt the Company’s 2021 Share Incentive Plan (“Proposal 3”).

☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN

(4)	As a special resolution, to approve the proposed amendments to the Company’s Amended and Restated Memorandum and Articles of Association and that the Second Amended and Restated Memorandum and Articles of Association which contains all the proposed amendments be and is hereby approved and adopted in substitution for and to the exclusion of the current Amended and Restated Memorandum and Articles of Association with immediate effect (“Proposal 4” and together with Proposal 1, Proposal 2 and Proposal 3, the “Proposals”).

☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN

Date	Signature	Signature, if held jointly

To change the address on your account, please check the box at right and indicate your new address in the space above. ☐

EACH STOCKHOLDER IS URGED TO COMPLETE, DATE, SIGN AND PROMPTLY
RETURN THE ENCLOSED PROXY.

EBANG INTERNATIONAL HOLDINGS INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON

DECEMBER 15, 2021

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

Revoking all prior proxies, the undersigned, a stockholder of Ebang International Holdings Inc. (the “Company”), hereby appoints Dong Hu as attorney-in-fact and agents of the undersigned, with full power of substitution, to vote all of the shares of the Company’s Class A ordinary shares, par value HK$0.001 per share (the “Class A Ordinary Shares”), owned by the undersigned at the annual general meeting of shareholders (the “2021 Annual Meeting”) of the Company to be held on December 15, 2021, at the offices of Sullivan & Worcester LLP at 1633 Broadway, 32nd Floor, New York, NY 10019 at 9:00 a.m. (Eastern Time), and at any adjournment thereof, as fully and effectively as the undersigned could do if personally present and voting, hereby approving, ratifying, and confirming all that said attorney and agent or his substitute may lawfully do in place of the undersigned as indicated on the reverse.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS MADE, THE PROXY SHALL BE VOTED FOR THE PROPOSALS.

PLEASE CHECK HERE IF YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON DECEMBER 15, 2021 AT 9:00 A.M. (EASTERN TIME), AT THE OFFICES OF SULLIVAN & WORCESTER LLP AT 1633 BROADWAY, 32ND FLOOR, NEW YORK, NY 10019. ☐

To change the address on your account, please check the box at right and indicate your new address in the space above. ☐

(Continued and to be signed on Reverse Side)